Exhibit 32

News Release

January 19, 2010

The Cash Store Financial Services Inc. enters into strategic relationship with European micro-sized short-term consumer SMS lending operator

EDMONTON, January 19, 2010/CNW/ The Cash Store Financial Services Inc. (“Cash Store Financial”; TSX: CSF) today announced it has entered into a strategic relationship with RTF Financial Holdings Inc. (RTF),  a Canadian holding company that is in the business of micro-sized short-term lending by utilizing highly automated mobile technology (SMS text message lending) through a series of subsidiary companies. Cash Store Financial has acquired an approximate 20% interest in RTF and has agreed to provide RTF with management and administrative support services, assist RTF in sourcing lenders and in taking RTF public in Canada.

The micro-sized short-term SMS lending business was established in Finland in 2005. RTF is currently offering its loan product in Finland and Sweden and will be expanding to the Netherlands, Denmark and the UK in the near future. Growth of the SMS lending business and how well it is has been received in the Scandinavian regions indicate that a service of this kind is in demand.

Gordon Reykdal, Chairman and CEO of Cash Store Financial commented: “Cash Store Financial is very enthusiastic about the potential that can arise out of our strategic relationship with RTF. It is a logical extension of our core short-term micro-lending business.”

RTF owns a proprietary software platform that automates all steps in the lending process including credit scoring resulting in a very quick turn-around in the approval and lending process. RTF’s proprietary software system enables it to process loan applications in an expeditious and reliable manner with a typical turnaround time (receipt of request for a loan to deposit in the customer’s bank account) of approximately 5 minutes. Costs are kept low as store fronts are not required.

Mr. Reykdal added: “This technology offers RTF customers with an easy, secure and convenient method of applying for loans. SMS lending may serve to establish a strong customer base for other consumer credit products, such as mobile banking, which may be able to be offered in the future.”

About Cash Store Financial

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates 469 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate short-term advances and as a provider of other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial provides a private-label debit card and a prepaid MasterCard, as well as other financial services.

Cash Store Financial employs more than 1,800 associates and is headquartered in Edmonton, Alberta.

For further information, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118

or

Nancy Bland, Chief Financial Officer, (780) 732-5683

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 26, 2009 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.